UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves reactivation of fertilizer plant in Araucária (PR)

—

Rio de Janeiro, April 17, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Executive Board unanimously approved today the initial measures for the revitalization and future resumption of the Araucária Nitrogenados S/A - ANSA fertilizer plant, a wholly-owned subsidiary of the company. The plant, located in Paraná, has been mothballed since 2020.

ANSA has a production capacity of 720,000 tons/year of urea and 475,000 tons/year of ammonia, as well as 450,000 m³/year of Automotive Liquid Reducing Agent (ARLA 32).

In light of the revision of the company's strategic guidelines approved last year, investment in fertilizer production has once again become part of Petrobras' portfolio. In the first phase of this re-entry into the sector, the strategy has been to reconfigure and consolidate viable operations in assets that already belong to the company.

Regarding ANSA, the executive board approved (i) the negotiation with former employees, and with the Superior Labor Court (TST), of two-year fixed-term employment contracts and salaries compatible with the fertilizer market; (ii) and the start of procedures for contracting maintenance services and critical materials related to the resumption of the industrial plant, located next to the Presidente Getúlio Vargas Refinery (REPAR).

Both the labor agreements and the bidding and contracting process are subject to a new decision by the Board of Executive Officers, once the procedures are well defined.

In addition, Petrobras' Executive Board recommended that ANSA carry out field work to optimize the scope of the scheduled stoppage and assess the integrity of the equipment.

As of next week, Petrobras' technical and administrative areas will continue to work on internal analyses, consultations and recommendations with a view to providing all the conditions for the next deliberations regarding the resumption of ANSA's operations.

Material facts on the subject will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer